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                              July 19, 2023

       Yana Kakar
       Chief Executive Officer
       Growth for Good Acquisition Corp
       12 E 49th Street, 11th Floor
       New York, New York 10017

                                                        Re: Growth for Good
Acquisition Corp
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed July 10, 2023
                                                            File No. 333-271195

       Dear Yana Kakar:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Signatures, page II-7

   1. Please revise to include the second paragraph of text required on the signatures page to
                                                        Form S-4.
       General

   2. We note your response to comment 3. Please disclose any ongoing obligations of the company pursuant to the
underwriting agreement or otherwise that will survive
                                                        termination, such as
indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of
those obligations on the company in the registration statement.

                                                        You may contact Jeff
Gordon at 202-551-3866 or Melissa Gilmore at 202-551-3777 if
 Yana Kakar
Growth for Good Acquisition Corp
July 19, 2023
Page 2

you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                          Sincerely,
FirstName LastNameYana Kakar
                                                          Division of
Corporation Finance
Comapany NameGrowth for Good Acquisition Corp
                                                          Office of
Manufacturing
July 19, 2023 Page 2
cc:       Michael Chitwood
FirstName LastName